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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                          (Amendment No. ___________)*

                        Meier Worldwide Intermedia, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   585204209
                                 (CUSIP Number)

                                     7/2/03
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]  Rule 13d-1(b)
[ ]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

                                       1

CUSIP No. 585204209
________________________________________________________________________________

      1.     Names of Reporting Persons.  Meier Entertainment Group, Inc.
                                          Wholly owned by James Meier
             I.R.S. Identification Nos. of above persons (entities only).
             52-2079421
________________________________________________________________________________

      2.     Check the Appropriate Box if a Member of a Group (See Instructions)
             (a)
             (b)
________________________________________________________________________________

      3.     SEC Use Only
________________________________________________________________________________

      4.     Citizenship or Place of Organization       Canadian
________________________________________________________________________________

                     5. Sole Voting Power               2,877,000
Number of            ___________________________________________________________
Shares
Beneficially         6. Shared Voting Power
Owned by             ___________________________________________________________
Each Reporting
Person With          7. Sole Dispositive
                        Power                           2,877,000
                     ___________________________________________________________

                     8. Shared Dispositive Power
________________________________________________________________________________

        9. Aggregate Amount Beneficially Owned by Each Reporting Person
                                                        2,877,000
________________________________________________________________________________

        10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
            Instructions)
________________________________________________________________________________

        11. Percent of Class Represented by Amount in Row (9)     16.79
________________________________________________________________________________

        12. Type of Reporting Person (See Instructions)           IN
________________________________________________________________________________

                                       2

Item 1.
          (a)  Name of Issuer    Meier Worldwide Intermedia, Inc.
          (b)  Address of Issuer's Principal Executive Offices
               Suite 320-1100 Melville Street, Vancouver, BC Canada V6E 4A6

Item 2.
          (a)  Name of Person Filing        James Meier
          (b)  Address of Principal Business Office or, if none, Residence
               Suite 320-1100 Melville Street, Vancouver, BC Canada V6E 4A6
          (c)  Citizenship                  Canadian
          (d)  Title of Class of Securities       Common Stock
          (e)  CUSIP Number                 585204209

Item 3. If this statement is filed pursuant toss.ss.240.13d-1(b) or 240.13d-2(b)
        or (c), check whether the person filing is a:

    (a)  [  ]  Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
    (b)  [  ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
    (c)  [  ]  Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
    (d)  [  ]  Investment company registered under section 8 of the Investment
               Company Act of 1940 (15 U.S.C 80a-8).
    (e)  [  ]  An investment adviser in accordance withss.240.13d-1(b)(1)(ii)(E);
    (f)  [  ]  An employee benefit plan or endowment fund in accordance withss.240.13d-1(b)(1)(ii)(F);
    (g)  [  ]  A parent holding company or control person in accordance withss.240.13d-1(b)(1)(ii)(G);
    (h)  [  ]  A savings associations as defined in Section 3(b) of the Federal
               Deposit Insurance Act (12 U.S.C. 1813);
    (i)  [  ]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of
               1940 (15 U.S.C. 80a-3);
    (j)  [  ]  Group, in accordance withss.240.13d-1(b)(1)(ii)(J).

Item 4.   Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)  Amount beneficially owned: 2,877,000
          (b)  Percent of class: 16.79
          (c)  Number of shares as to which the person has:
               (i)    Sole power to vote or to direct the vote 2,877,000
               (ii)   Shared power to vote or to direct the vote __________________.
               (iii)  Sole power to dispose or to direct the disposition of 2,877,000
               (iv)   Shared power to dispose or to direct the disposition of _______________.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see ss.240.13d3(d)(1).

Item 5.   Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
Instruction: Dissolution of a group requires a response to this item.

N/A

                                       3

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the
        Security Being Reported on By the Parent Holding Company or Control Person.

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.
If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.   Identification and Classification of Members of the Group

If a group has filed this schedule pursuant toss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant toss.240.13d-1(c) orss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.   Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

                                       4

Item 10.  Certification

    The following certification shall be included if the statement is filed pursuant toss.240.13d-1(c): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    7/14/03
                                      Date

                                 /s/James Meier
                                    Signature

                             James Meier, President
                                   Name/Title